UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-24002

CENTRAL VIRGINIA BANKSHARES, INC.
 (Exact name of registrant as specified in its charter)

2036 New Dorset Road, P.O. Box 39 Powhatan, Virginia 23139 (804) 403-2000
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $1.25 per share Warrant to purchase Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                                [     ]
Rule 12g-4(a)(2)                                [     ]
Rule 12h-3(b)(1)(i)                            [ X ]
Rule 12h-3(b)(1)(ii)                           [     ]
Rule 15d-6                                         [     ]

Explanatory Note: The registrant is relying on a no-action letter issued by the staff of the Division of Corporation Finance addressing the registrant’s ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under section 15(d) of the Securities Exchange Act of 1934

Approximate number of holders of record as of the certification or notice date:  741

Pursuant to the requirements of the Securities Exchange Act of 1934, Central Virginia Bankshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CENTRAL VIRGINIA BANKSHARES, INC.

Date: August 10, 2012	By:	/s/Robert B. Eastep
Robert B. Eastep
Senior Vice President
and Chief Financial Officer